Mail Stop 3720

September 14, 2007

Via U.S. Mail and Fax
Mr. Richard J. Townsend
Executive V.P. and Chief Financial Officer
Loral Space and Communications, Inc.
600 Third Avenue
New York, NY 10016

      RE: **Loral Space and Communications, Inc.**
              Forms 10-K for the fiscal year ended December 31, 2006
              Filed March 15 2007
              File No. 1-14180

Dear Mr. Townsend:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ending December 31, 2006

Note 3. Basis of Presentation
Revenue Recognition, page F-13

1. Explain to us how you determine whether your customer arrangements contain a lease. We refer you to the guidance in EITF 01-8.

2. With a view towards expanded policy disclosure, explain to us how you determine if a long-term lease qualifies for the sale of transponder capacity as compared to an operating lease. Please refer us to the accounting literature that you are relying upon as the basis for your accounting policy.

Note 8. Property, Plant and Equipment, page F-25

3. With reference to all applicable accounting literature, tell us and disclose what satellite transponder rights are, how they are created, and how you account for them.

4. We note you recognized $87 million in revenue during 2004 when Telstar 18 went into service as part of your agreement with APT. Addressing all applicable accounting literature, tell us about your evaluation of the accounting treatment when the satellite went into service and how you determined that sales-type lease accounting was proper.

Note 9. Investments and Advances to Affiliates, page F-27

5. We note your disclosure that you account for your 56% investment in XTAR under the equity method of accounting as a result of the fact that you do not control certain significant operating decisions. Addressing the applicable paragraphs of FIN 46R, please provide us with your analysis as to whether or not XTAR is a VIE and, if so, whether or not you are the primary beneficiary.

6. In regard to your 49% investment in Satmex as of December 31 2005 through November 30, 2006, we note that you were not otherwise committed to provide further financial support for Satmex, but tell us whether you had guaranteed any obligations of Satmex until they emerged from bankruptcy on November 30, 2006. If you did guarantee obligations tell us how you accounted for them.

7. Please refer to the first paragraph on page F-30. With a view towards clarifying the policy disclosure, tell us how you accounted for the "Satmax 6 lease" exchanged between Satmex and Loral and tell us how you valued the lease and the consideration conferred by Loral. Also explain to us the accounting implications, if any, of assigning the rights of the Satmax 6 lease to SS/L from

LSCC. Please reference all applicable accounting literature and consider providing journal entries to clearly show how the arrangement is being accounted for.

8. Explain to us what reserves and accruals needed to be reversed upon approval by the Bankruptcy Court of the Settlement Agreement which led to you recognizing $4.6 million in income during the third quarter of 2005.

9. Please refer to the second paragraph on page F-30. With a view towards clarifying policy disclosure regarding four transponders in the "Satmax 6 lease" and the three transponders in the "Satmex 5" lease, explain to us in greater detail how you accounted for the conversion from a lease to "property right" under Mexican law. Your response should include a discussion as to how you fair valued the transponders subsequent to the conversion. Also discuss the accounting for what appears to be an inter-company transfer of assets when SS/L assigned the rights to the "Satmex 6 *usufructo*" to Loral Skynet. Please reference all applicable accounting literature and consider providing journal entries to clearly show how the arrangements are being accounted for.

Note 19. Commitments and Contingencies, F-47

10. In regards to the Telesat transaction described on page F-49, we note that in December of 2006 you entered into a series of transactions that will make you a 64% holder of the economic interest in Holdings, the ultimate parent company of new Telesat. However, the arrangement will only give you a total voting power of 331/3%, with PSP and other Canadian investors having 662/3% of the voting power of Holdings. With reference to all applicable accounting literature, tell us how you plan to account for these series of transactions.

11. We also note that you plan to transfer Loral Skynet's assets and liabilities to new Telesat. Tell us whether you have analyzed the transaction and determined whether or not to apply discontinued operations accounting in accordance with paragraph 42 of SFAS 144. See also EITF 03-13.

Note 21. Related Party Transactions, F-65

12. In future filings, since you do not separately disclose on the face of the financial statements the amounts recognized from related parties, include a discussion of all related party transactions in one footnote. In this regard, we note that you disclose the amount of revenues and expenses recognized from your equity method affiliates in your investment note, but do not discuss the nature and amount of these transactions in your related party footnote. Additionally, tell us and disclose in future filings, a more detailed description of the nature of your relationship with each of the related parties currently disclosed in the footnote,

including with MHR Fund Management LLC, in accordance with paragraphs 2a and 2d of SFAS 57.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director